August 10, 2006

Christina A. Gold
Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

> **Re:** **The Western Union Company**
> **First Amendment to Registration Statement on Form 10**
> **Filed July 25, 2006**
> **File No. 001-32903**

Dear Ms. Gold:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You point us to the First Data response letter for information regarding your operations in Cuba, Syria and areas under the Palestinian Authority. The First Data letter states that revenues from operations involving Cuba, Syria and the areas under the PA in the aggregate represent less than 0.1% of First Data's total revenue for 2005. The percentage figure does not take into account your operations involving Sudan, or compare your operations in these countries and areas to your own total revenues. Please provide us with a quantitative analysis that includes Sudan and compares your revenues from operations involving the

referenced countries and areas to your total revenues instead of to First Data's total revenues.

Risk Factors

2.　　We note the risk factor "Our business is subject to a wide range of laws and regulations" on page 19, including the reference to "terrorist financing." Please revise this risk factor to briefly address the U.S. economic sanctions programs and anti-terrorist laws you identify in the first paragraph on page 83.

Our Business

3.　　We note the reference in the first paragraph on page 83 to the USA PATRIOT ACT of 2001, OFAC and prohibitions and restrictions related to "specified countries." Please expand the discussion to briefly summarize your operations associated with terrorist-sponsoring countries and the licenses and restrictions under which you operate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Sledge at 202-551-3473 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3852 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Scott Williams (via facsimile, 312.853.7036)
        SIDLEY AUSTIN